EXHIBITS

Exhibit Number		Page
	Copy of the disclosure letter that PLDT Inc. (the “Company”) filed on February 19, 2025 with the Philippine Stock Exchange and the Philippine Securities and Exchange Commission in connection with the press release entitled “PLDT included in the S&P Global Sustainability Yearbook 2025, named global telecom “Industry Mover”.”	6

February 19, 2025

The Philippine Stock Exchange, Inc.

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention: Atty. Stefanie Ann B. Go

Officer-in-Charge – Disclosure Department

Securities & Exchange Commission

7907 Makati Avenue, Salcedo Village,

Barangay Bel-Air, Makati City

Attention: Atty. Oliver O. Leonardo

Director – Markets and Securities Regulation Department

Dear All:

In compliance with the PSEs Revised Disclosure Rules, we submit herewith a press release entitled “PLDT included in the S&P Global Sustainability Yearbook 2025, named global telecom “Industry Mover”.”

This submission shall also serve as our compliance with Section 17.1 of the Securities Regulation Code regarding the filing of reports on significant developments.

Very truly yours,

/s/Mark David P. Martinez

Mark David P. Martinez

Assistant Corporate Secretary

PLDT Inc.

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,347 As of January 31, 2025	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.
February 19, 2025

Date of Report (Date of earliest event reported)

2.
SEC Identification Number PW-55

3.
BIR Tax Identification No. 000-488-793

4.
PLDT Inc.

Exact name of issuer as specified in its charter

5. PHILIPPINES 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 82500254

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.
Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

________________________________________________________________

________________________________________________________________

________________________________________________________________

11. Item 9 (Other events)

Attached herewith is a press release entitled “PLDT included in the S&P Global Sustainability Yearbook 2025, named global telecom “Industry Mover”.”

Pursuant to the requirements of the Securities Regulation Code, the Company has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT INC.

By:

/s/Mark David P. Martinez

Mark David P. Martinez

Assistant Corporate Secretary

February 19, 2025

PLDT pressrelease #SustainabilityEveryday

PLDT included in the S&P Global Sustainability Yearbook 2025, named global telecom “Industry Mover”

MANILA, PHILIPPINES, 19 February 2025 – The Philippines’ leading integrated telecommunications company PLDT Inc. (PLDT) made it into the S&P Global Sustainability Yearbook 2025, a distinguished listing of the world’s best performing companies in corporate sustainability.

Inclusion in the Yearbook requires a company to earn an S&P Global Corporate Sustainability Assessment (CSA) score in the top 15% of its industry and within 30% of its industry’s top-performing company.

PLDT is also named the “Industry Mover” for achieving the strongest performance improvement in the global telecommunication services industry.

Registering a 14-point improvement over its score in the previous year, PLDT attained a CSA score of 72 out of 100 in 2024, the highest among Philippine companies. PLDT is also the only Philippine company included in the 2025 Yearbook.

“PLDT is proud to be among the best companies in the world in terms of sustainability. We recognize that making a meaningful impact on our stakeholders is key to long-term profitability, and we are glad that our efforts have been recognized. Rest assured that this inspires our organization to continue pursuing initiatives that consider our environmental, social and governance impacts,” said PLDT Chairman and CEO Manuel V Pangilinan.

PLDT’s notable improvements in 2024 included its enactment of a Human Rights Policy and corresponding disclosure of human rights impact, updated and expanded analysis of material issues and impact on stakeholders, and enhanced measures to integrate climate and nature into its business operations, among others. The company also continued to score well in the areas of risk and crisis management, privacy protection, and information security.

“Inclusion in the S&P Global Sustainability Yearbook is a distinct honor, as is being named as the Industry Mover in the global telco industry. These affirm that PLDT’s sustainability roadmap is on the right track and in line with global best practices,” said PLDT First Vice President and Chief Sustainability Officer Melissa V Vergel de Dios.

PLDT is one of 780 companies included in the S&P Global Sustainability Yearbook 2025 from an assessment base of over 7,690 companies across 62 industries in the 2024 CSA.

The CSA is an annual evaluation and benchmark of companies worldwide based on their performance across an extensive range of industry-specific economic, environmental, and social sustainability criteria.

[END]

This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and opportunities that could affect PLDT’s business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For further information, please contact:

Melissa V. Vergel de Dios

sustainability@pldt.com.ph

About PLDT

PLDT is the Philippines’ largest integrated telco company.

Through its principal business groups – from fixed line to wireless – PLDT offers a wide range of telecommunications and digital services across the Philippines’ most extensive fiber optic backbone, and fixed line and cellular networks.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine-listed companies.

Further information can be obtained by visiting www.pldt.com.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT Inc. By : /s/Mark David P.Martinez Name : Mark David P. Martinez Title : Assistant Corporate Secretary Date : February 19, 2025